SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 4)*

MISONIX, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

604871103

(CUSIP Number)

Mr. Stavros G. Vizirgianakis

No. 16 Idle Wild, 33 Outspan Road

Riverclub

Gauteng

2191

South Africa

Telephone: 0027823791881

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 25, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	name of reporting person i.r.s. identification no. of above person (entities only) Stavros G. Vizirgianakis
2	check the appropriate box if a member of a group*	(a) ☐ (b) ☒
3	sec use only
4	source of funds* PF
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	citizenship or place of organization Greece and South Africa
NUMBER OF	7	sole voting power 1,237,328
SHARES BENEFICIALLY OWNED BY	8	shared voting power 0
EACH REPORTING PERSON	9	sole dispositive power 1,237,328
WITH	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 1,237,328
12	check box if the aggregate amount in row (11) excludes certain shares* ☐
13	percent of class represented by amount in row (11) 14.4%(1)
14	type of reporting person* IN

(1) Based on 7,789,385 shares outstanding at May 5, 2016, as disclosed by the Issuer in its Quarterly Report on Form 10-Q, filed on May 5, 2016, plus 761,469 shares issued pursuant to the Stock Purchase Agreement dated October 25, 2016 previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on October 25, 2016.

SCHEDULE 13D

Introduction

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the Statement on Schedule 13D filed on October 12, 2012 (the “Schedule 13D”), as amended and supplemented by Amendment No. 1 filed on May 10, 2013, Amendment No. 2 filed on June 18, 2014 and Amendment No. 3 filed with SEC on September 1, 2016, with respect to the shares of common stock, par value $0.01 per share (the “Shares”), of MISONIX, INC., a New York corporation (the “Company”). This Amendment No. 4 is being filed to report the effectiveness of a Stock Purchase Agreement for the purchase of 761,469 shares of the Company’s Common Stock on October 25, 2016 (the “Stock Purchase Agreement”), between the Company and Stavros G. Vizirgianakis. This Amendment No. 4 amends and supplements Items 2, 3, 5, 6 and 7 of the Schedule 13D. Except as herein amended or supplemented all other information in the Schedule 13D is as set forth therein. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D.

Item 2.	Identity and Background

The person filing this Schedule 13D is Stavros G. Vizirgianakis. Mr. Vizirgianakis is the Chief Executive Officer of Surgical Innovations, a medical device distribution company that is a fully owned subsidiary of Ascendis Health. Mr. Vizirgianakis is also the interim Chief Executive Officer and a member of the board of directors of the Company. Mr. Vizirgianakis’ principal address is No. 16 Idle Wild, 33 Outspan Road, Riverclub, Gauteng, 2191, South Africa. Mr. Vizirgianakis is a citizen of Greece and South Africa.

During the last five years, Mr. Vizirgianakis has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 761,469 shares of Common Stock acquired by Mr. Vizirgianakis on October 25, 2016 is approximately $3,999,997. The shares of Common Stock owned by Mr. Vizirgianakis were acquired with personal funds.

Item 4 -	Purpose of Transaction

On October 25, 2016, Mr. Vizirgianakis acquired 761,469 shares of Common Stock from the Company in a private placement.

Mr. Vizirgianakis acquired beneficial ownership of the shares of Common Stock reported herein as part of his investment activities.

Mr. Vizirgianakis intends to review and evaluate his investment in the Common Stock on an ongoing basis. He may, depending upon his ongoing evaluation of the business and prospects of the Company, or such other considerations as he may deem relevant, determine to decrease or dispose of his holdings of Common Stock.

Except as otherwise described in this Item 4, Mr. Vizirgianakis does not have present plans or proposals that relate to or would result in any of the following (although Mr. Vizirgianakis reserves the right to develop such plans or proposals or any other plans relating to the Company and to take action with respect thereto): (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s certificate of incorporation, bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

On August 26, 2016, pursuant to the request of the Board of Directors of the Company, Mr. Vizirgianakis agreed to serve, on an unpaid basis, as the Company’s interim Chief Executive Officer, effective September 2, 2016. The Company and Mr. Vizirgianakis are in negotiations for Mr. Vizirgianakis to accept employment as the Company’s full-time Chief Executive Officer.

As a director and executive officer of the Company, Mr. Vizirgianakis may also receive grants of equity securities from time to time under the Company’s stock incentive plans.

Item 5 -	Interest in Securities of the Issuer

Mr. Vizirgianakis beneficially owns 1,237,328 shares of Common Stock of the Company (consisting of 1,211,078 shares of Common Stock and options to purchase 26,250 shares of Common Stock which are vested or will vest within 60 days from the date hereof), constituting 14.4% of the shares outstanding as of May 5, 2016 plus the shares issued pursuant to the Stock Purchase Agreement.

Mr. Vizirgianakis has sole voting and dispositive power with respect to the shares of Common Stock that he owns.

The table below lists all transactions in securities of the Company during the past sixty days by Mr. Vizirgianakis. The transaction on October 25, 2016 was a private placement for cash.

No person other than Mr. Vizirgianakis is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

Purchaser	Shares of Common Stock Purchased	Price Per Share ($)	Date of Purchase
Stavros G. Vizirgianakis	761,469	$5.253	October 25, 2016

Item 6 -	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On October 25, 2016, in a private placement, Mr. Vizirgianakis purchased 761,469 shares of Common Stock issued by the Company, for the aggregate price of approximately $3,999,997 pursuant to a Stock Purchase Agreement dated October 25, 2016.

A copy of the Stock Purchase Agreement is attached as Exhibit 1 and is incorporated by reference herein.

Item 7 -	Material to be Filed as Exhibits

1.	Stock Purchase Agreement, dated October 25, 2016, between the Company and Mr. Vizirgianakis.*

* previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on October 25, 2016.

SCHEDULE 13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 26, 2016	/s/ Stavros G. Vizirgianakis
Stavros G. Vizirgianakis

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